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                          PREMIER LASERS SYSTEM, INC.

                              _____________________




                                February 24, 2003




Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

           RE: APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT OF PREMIER LASER SYSTEMS, INC. (333-30930)
                    ---------------------------------------

Ladies and Gentlemen:

         The undersigned, Premier Laser Systems, Inc. (the "Company"), hereby requests that the Registration Statement (333-30930) on Form S-3 filed with the Securities and Exchange Commission on February 23, 2000 (the "Registration Statement") be withdrawn.

         The Registration Statement is being withdrawn because the Company filed a petition for relief under the Bankruptcy Code, and is in the process of liquidating all of its assets and dissolving. To the knowledge of the undersigned, no securities were ever sold under the Registration Statement

         Please feel free to contact Michael Hawkins at O'Melveny & Myers LLP (telephone: (949) 737-2904) if you need any further information.

                                               Sincerely,

                                               PREMIER LASER SYSTEMS, INC.



                                               /s/ Robert P. Mosier
                                               President